

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: Flag Ship Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 14, 2022**
> **File No. 333-261028**

Dear Matthew Chen:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement filed on December 14, 2022

Private Placement Units, page 132

1. We note your disclosure hereunder that the warrants included in the "private placement units will be redeemable and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering." However, we note in your definition of warrants on page 1 (and related disclosures elsewhere in the filing) that private placement warrants are redeemable "to the extent that they are no longer held by the initial purchasers of the private placement units or their permitted transferees." Because the settlement amount for the subject warrants depends solely on who holds the instrument, and this is not an input to the fair value of a fixed-for-fixed option or forward on equity shares, it appears this provision would cause the private placement warrants to fail Step 2 of the indexation guidance under ASC 815-40-15. If so, the private placement warrants

Matthew Chen
Flag Ship Acquisition Corporation
January 12, 2023
Page 2

would be classified as liabilities. Please clarify if this is the case, and revise your disclosure as appropriate.

 You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202-551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert C. Brighton, Esq.